UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Tractor Supply Company
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	000-23314	13-3139732
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5401 Virginia Way, Brentwood, Tennessee		37027
(Address of principal executive offices)		(Zip Code)

Benjamin F. Parrish, Jr.
Senior Vice President, General Counsel and Corporate Secretary
Tractor Supply Company
(615) 440-4000
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Tractor Supply Company (the “Company”) is the largest operator of retail farm and ranch stores in the United States and is focused on meeting the needs of those who enjoy the rural lifestyle. The Company operates retail stores under the names Tractor Supply Company, Del’s Feed & Farm Supply and HomeTown Pet and operates a website under the name TractorSupply.com.

Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”) generally requires companies with gold, tantalum, tin and tungsten (the “3TG Minerals”) that are necessary to the functionality or production of a product manufactured by such company to disclose annually whether any of those 3TG Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). If a company’s 3TG Minerals originated in the Covered Countries, the Conflict Minerals Rule generally requires the company to submit this report to the Securities and Exchange Commission and include a description of the measures it took to exercise due diligence on the 3TG Minerals source and chain of custody, with a view toward disclosing whether the 3TG Minerals directly or indirectly financed or benefited armed groups in the Covered Countries.

Applicability of the Conflict Minerals Rule to Tractor Supply Company

The Company does not manufacture any of the products that it sells. A significant portion of the Company’s sales are from national brand merchandise. Our exclusive brand products represented approximately 31% of the Company’s 2014 sales. The Company is subject to the requirements of the Conflict Minerals Rule because of the degree of influence that it exercises over the materials, parts, ingredients or components of some of its exclusive brand products that contain necessary 3TG Minerals. However, for a portion of the Company’s exclusive brand products, it exercises no or minimal influence over the materials, parts, ingredients or components of the products. Due to this minimal influence, the Conflict Minerals Rule does not require the Company to include those products and the related vendors in its conflict minerals disclosures. Since the Company contracts to manufacture certain exclusive brand products for which the 3TG Minerals are necessary to the functionality or production of those products (the “Covered Products”), the Company is filing this Form SD. As 3TG Minerals are necessary to the Covered Products, the Company is committed to tracing the origin of the 3TG Minerals to ensure its sourcing practices do not support conflict or human rights abuses in the Covered Countries.

The Company does not do any direct business with any smelters or refiners of 3TG Minerals, so it has limited influence over them. As a “downstream” company (which means a company between the smelter or refiner and the consumer), the Company must rely on its vendors to provide accurate, reliable information about 3TG Minerals in its supply chain and rely on industry efforts to influence smelters and refiners. The Company also believes that, in most cases, it is several or more vendor tiers removed from the smelters and refiners of 3TG Minerals used in its products. In addition, most of the vendors for the Company’s exclusive brand products are private companies, which are not otherwise required to comply with the Conflict Minerals Rule.

Conflict Minerals Disclosures

After exercising due diligence on the source and chain of custody of the 3TG Minerals in the Covered Products, the Company does not have sufficient information from its suppliers or other sources to reasonably conclude whether or not the 3TG Minerals in its Covered Products are from recycled or scrap sources or whether or not such 3TG Minerals directly or indirectly finance or benefit armed groups in the Covered Countries. For the certain steps that the Company expects to take to improve its due diligence measures and to further mitigate the risk that the necessary 3TG Minerals contained in the Company’s Covered Products benefit armed groups in the Covered Countries, please see the Steps to Improve Due Diligence section of the Conflict Minerals Report that is filed as Exhibit 1.01 to this Form SD. In accord with the Conflict Minerals Rule, the Company is filing this Specialized Disclosure Report (“Form SD”) and the associated Conflict Minerals Report, and both reports are publicly available at TractorSupply.com.

Reasonable Country of Origin Inquiry (“RCOI”) Description

To implement the RCOI, the Company’s suppliers were engaged to collect information regarding the presence and sourcing of 3TG Minerals used in the products supplied to the Company. Information was collected and stored using an online platform provided by a third-party vendor, Source Intelligence.
The Company engaged its suppliers in this process through the following steps:

•	An email was sent to the Company’s suppliers describing the compliance requirements and requesting conflict minerals information;

•	Multiple reminder emails were sent to each non-responsive supplier requesting survey completion; and

•
Suppliers who remained non-responsive to these email reminders were contacted by phone and offered assistance. This assistance included, but was not limited to, further information about the Conflict Minerals Compliance Program, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

There was an escalation process for suppliers who continued to be non-responsive after the above contacts were made. The program utilized the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Due Diligence Template (EICC-GeSI Template) for data collection.
Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG Minerals, as well as the origin of those materials. Follow up was conducted with additional supplier contacts to address issues including implausible statements regarding no presence of 3TG Minerals, incomplete data on EICC-GeSI reporting templates, responses that did not identify smelters or refiners, responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but not verified as such through further analysis and research.
RCOI Results
A total of 143 suppliers were identified as in-scope for conflict mineral regulatory purposes, and they were contacted as part of the RCOI process. The survey response rate among these suppliers was 100%. Of these responding suppliers, 8% responded “yes” as to having one or more of the 3TG Minerals as necessary to the functionality or production of the products they supply to the Company.
Due Diligence

A description of the measures the Company took to exercise due diligence on the source and chain of custody of the 3TG Minerals that the Company knew or had reason to believe were sourced from the Covered Countries based on the RCOI described above is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Item 1.02 Exhibit

The Conflict Mineral Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01.    Conflict Mineral Report for the calendar year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Tractor Supply Company

By:	/s/ Anthony F. Crudele	June 1, 2015
Name: Anthony F. Crudele
Title: Executive Vice President - Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Mineral Report of Tractor Supply Company